Filed pursuant to Rule 424(b)(3)

File No. 333-123815

Prospectus Supplement No. 15
(To Prospectus dated May 3, 2005)

VISTULA COMMUNICATIONS SERVICES, INC.

34,197,488 shares of common stock

This prospectus supplement supplements the Prospectus dated May 3, 2005 relating to the resale of 34,197,488 shares of our common stock.  This prospectus supplement should be read in conjunction with the Prospectus.

Financial Advisory Agreement with Indigo Ventures LLC.

On January 27, 2006, we entered into a Financial Advisory Agreement with Indigo Ventures LLC (“Indigo”) in which we agreed to appoint Indigo as our financial advisor to advise, consult with, and assist us in various matters which may include:

•                  a review of our business, operations and financial condition, including advising us on capitalization structures;

•                  advice relating to general capital raising matters;

•                  recommendations relating to specific business operations, transactions and joint ventures;

•                  advice regarding future financings involving our or any of our affiliates’ debt or equity securities; and

•                  assistance in connection with the due diligence review of any significant acquisition transactions proposed by us during the term of the agreement.

Under this agreement, we are obligated to pay Indigo a cash fee of $20,000 per month in arrears during the term of the agreement, increasing to $30,000 per month beginning in the first month following the consummation by us of a significant debt or equity financing from which we obtain gross proceeds of at least $5 million.  Also, we have agreed to issue to Indigo 1,500,000 restricted shares of our common stock, which shares will vest upon the earlier of: (i) the closing of a significant acquisition as may be described in a written notice delivered by us to Indigo on or after the date of the agreement, (ii) subject to the approval of our compensation committee, the closing of another major acquisition or financing transaction on which Indigo provides advice to us, (iii) a change of control by our company, or (iv) January 27, 2007.  If we terminate the agreement as a result of a material breach of the agreement by Indigo, we will have the right and option to repurchase fifty percent (50%) of all of the then unvested shares at a purchase price of $0.001 per share.

Supplemental Disclosure

On January 31, 2006, we amended the disclosure contained in our annual and quarterly Exchange Act reports regarding our management’s evaluation of our disclosure controls and procedures substantially as follows:

We maintain disclosure controls and procedures, which are designed to provide reasonable assurance that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our chief executive officer and chief financial officer, our management evaluated the effectiveness of our disclosure controls and procedures as of the end of the 2004 fiscal year and as of the end of the first, second and third quarters of 2005.  Based on these evaluations, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of each such period.

On March 28, 2005, our independent registered public accounting firm at the time, Vitale, Caturano & Company, Ltd., advised us in connection with the completion of their audit for the 2004 fiscal year that they had identified certain matters involving the operation of our internal controls that they considered to be a material weakness.  A “material weakness” is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

The material weakness identified by Vitale, Caturano & Company, Ltd. related to our lack of full-time accounting and finance personnel and to a lack of sophistication in our accounting systems, which required significant manual effort and lacked formal, documented procedures and controls over transaction reporting.  Both of these factors were the result of the severe capital constraints we faced prior to the completion of our private financing in the first quarter of 2005.  Although we retained during the 2004 fiscal year the services of a part-time chief financial officer to assist in accounting consideration and recording and the financial reporting process, Vitale, Caturano & Company, Ltd. noted delays in the communication of information and documentation to the chief financial officer.  While these matters were not formally identified as a material weakness until very late in the audit process, they were presumably present from our inception in early 2003.

Vitale, Caturano & Company, Ltd.’s conclusion that we needed to reassess our existing finance organization resource requirements and re-evaluate the design and operating effectiveness of certain controls surrounding the financial statement close process was based on several adjustments that were made in the course of the audit process, some of which occurred late in the audit process, and issues relating to the timely communication of information and documentation necessary to yield proper accounting consideration and recording. Among the issues identified or addressed late in the audit process were accounting for stock option arrangements, prepaid royalties, severance accruals, certain revenue contracts, reconciling and verifying shareholder loans, cutoff of accounts payable, and preparing complete financial statements with footnote disclosures.

Notwithstanding Vitale, Caturano & Company, Ltd.’s identification of a material weakness in our internal controls, our management, including our chief executive officer and chief financial officer, concluded that the presence of this material weakness did not necessitate a conclusion that our disclosure controls and procedures were not effective as of the end of the 2004 fiscal year or as of the end of the first, second or third quarters of the 2005 fiscal year.  Moreover, we believe that throughout the 2005 fiscal year, we have allocated significant resources to remediation of the material weakness identified by Vitale, Caturano & Company, Ltd.  In arriving at this conclusion, our management considered the following factors:

•      Vitale, Caturano & Company, Ltd.’s conclusions regarding the presence of a material weakness were based largely on delays they experienced in the communication of information and documentation during the course of their audit, not due to any observed deficiency in our ability to make timely disclosures as required by the Securities and Exchange Commission.

•      Despite the presence of the material weakness, we filed our annual report for the 2004 fiscal year and our quarterly reports for the first, second and third quarters of 2005 within the time periods specified by the Securities and Exchange Commission.

•      Vitale, Caturano & Company, Ltd. issued its Report of Independent Registered Public Accounting Firm, which is included in our annual report on Form 10-KSB for the 2004 fiscal year, without qualification.

•      During the quarter ended March 31, 2005, we implemented automated accounting software for our U.S. operations.

•      During the quarter ended June 30, 2005, we initiated a search for a full-time manager of accounting and administration.  We successfully identified a suitable candidate, and he commenced full-time employment with us in July 2005.

We believe that the increased staffing and improvement in our accounting software have addressed the concerns that Vitale, Caturano & Company, Ltd. raised in relation to the timeliness of our closing process.

Investing in our common stock involves a high degree of risk.
See Risk Factors beginning on page 4 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 31, 2006